BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      January 29, 2003

3.   Press Release

     A news release was issued in Vancouver, B.C. on January 29, 2003.

4.  Summary of Material Change

Silver Standard Resources Inc. (Nasdaq SmallCap – SSRI; TSX Venture – SSO; Berlin – 858840) and Pan American Silver Corp. (Nasdaq – PAAS; TSX – PAA) are pleased to report further high-grade drilling results from their jointly owned Manantial Espejo silver-gold property in the Santa Cruz province of Argentina. Silver Standard is managing the 6,000-meter core-drilling program (Ken McNaughton, P.Eng., V.P., Exploration, Silver Standard, Qualified Person), which is expected to result in an updated pre-feasibility study in 2003. Manantial Espejo is a 257.2 km2 (99.3 square-mile) project that includes mineral and surface rights to 20 kilometres (12.4 miles) of the mineralized trend that contains the Maria, Marta and Melissa veins.

5.  Full Description of Material Changes

      See attached news release 03-01.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 31st day of January, 2003

"Linda J. Sue"
_________________________________
Linda J. Sue, Corporate Secretary

January 29, 2002
News Release 03-01

SILVER STANDARD AND PAN AMERICAN SILVER ANNOUNCE FURTHER BONANZA-GRADE DRILL INTERCEPTS AT MANANTIAL ESPEJO IN ARGENTINA

Vancouver, B.C. — Silver Standard Resources Inc. (Nasdaq SmallCap – SSRI; TSX Venture — SSO; Berlin — 858840) and Pan American Silver Corp. (Nasdaq – PAAS; TSX – PAA) are pleased to report further high-grade drilling results from their jointly owned Manantial Espejo silver-gold property in the Santa Cruz province of Argentina. Silver Standard is managing the 6,000-meter core-drilling program (Ken McNaughton, P.Eng., V.P., Exploration, Silver Standard, Qualified Person), which is expected to result in an updated pre-feasibility study in 2003. Manantial Espejo is a 257.2 km2 (99.3 square-mile) project that includes mineral and surface rights to 20 kilometres (12.4 miles) of the mineralized trend that contains the Maria, Marta and Melissa veins.

This release covers results from 3,170 meters of drilling in 21 holes. Assays are complete for 13 holes in the Maria vein area, which were located to infill previous drilling to 25-meter spacing (from 50 meters) over a strike length of 700 meters.

The best hole in this area in the current program (T-319 at Line 325W) intersected three zones of mineralization. The highlight of the three zones was 16.2 meters grading 17.4 grams of gold per tonne and 409.4 grams of silver per tonne (53.1 feet of 0.51 ounces of gold per ton and 11.9 ounces of silver per ton) and included 4.8 meters of 47.9 grams of gold per tonne and 1,075.6 grams of silver per tonne (15.7 feet of 1.39 ounces of gold per ton and 31.4 ounces of silver per ton).

T-309 (Line 625W) contained an intercept of 14.6 meters grading 8.6 grams of gold per tonne and 115.5 grams of silver per tonne (47.9 feet of 0.25 ounces of gold per ton and 3.11 ounces of silver per ton) and a second intercept of 5.6 meters of 5.6 grams of gold per tonne and 965.8 grams of silver per tonne (18.11 feet of 0.16 ounces of gold per ton and 28.2 ounces of silver per ton).

These values confirm the continuity of the vein by comparing favorably in grade and thickness to results of drilling on adjacent sections. The Maria vein has been traced on surface for a strike length of at least 2,000 meters. Several widely-spaced step-out holes tested areas with limited surface trenching but no recent drilling. These include T-311 (at Line 1200W) and T-312 (at Line 1000W) which were both mineralized and will require further drilling to assess the extent and grade of resources in this largely untested extension of known mineralization. A new map showing locations of drill holes summarized in this release can be found at www.silver-standard.com or www.panamericansilver.com.

In addition, assays were received for three more holes targeting the Melissa vein, located about 700 meters due east of Maria, where previous drilling intersected bonanza-grade silver and gold values. The best results were from T-313 that intersected 13.6 meters grading 0.48 grams of gold per tonne and 191.2 grams of silver per tonne (44.6 feet grading 0.013 ounces of gold per ton and 5.6 ounces of silver per ton). Within this interval was a 4.9 meter section that assayed 0.84 grams of gold per tonne and 380.7 grams of silver per tonne (16.1 feet grading 0.024 ounces of gold per ton and 4.1 ounces of silver per ton). Similar values over narrower widths were intersected in T-314.

Sufficient drilling has now been completed on the silver-dominant Melissa vein to complete a resource calculation, adding this zone to three other vein systems (Maria, Karina/Union and Concepción) on which resources have been outlined on the Manantial Espejo project. The Melissa vein is a high-grade vein-type deposit open at depth. There are other mineralized trends on the large property package that require further exploration.

The drill program had three primary objectives: (1) infill drilling of the Maria vein where approximately 70 percent of total precious metals resources have been outlined on the property to date; (2) definition of the geometry of the Melissa vein where very high-grade silver-gold values have been intersected in earlier drilling programs; and (3) extension and exploration drilling of nearby vein targets on this large, well-mineralized property. Silver and gold mineralization at Manantial Espejo occurs predominantly as sulfides and electrum in low sulfidation quartz-adularia veins and stockworks hosted in Jurassic igneous rock.

Assay results were also received from five shallow holes drilled on the Marta and Ayelen veins. This drilling confirmed the presence of mineralization over narrow intervals and further work is needed to outline resources in these nearby vein systems. Drilling is now complete and further results will be reported as assays are received.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. With approximately US$10.8 million in cash, Silver Standard is actively advancing its portfolio with drill programs under way at Bowdens in Australia and Manantial Espejo in Argentina.

Pan American Silver is North America’s purest large silver producer with three mines, two development projects, and multiple exploration projects in Peru, Mexico, Bolivia and Argentina.

For further information, contact:

Silver Standard Robert A. Quartermain, President, (604) 689-3846 or Paul LaFontaine, Director, Investor Relations N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com	Pan American Silver Ross J. Beaty, Chairman and CEO or Rosie Moore, VP Corp. Relations, (604) 684-1175 E-mail: info@panamericansilver.com

1180-999 WEST HASTINGS STREET, VANCOUVER, BC V6C 2W2 . TEL 604.689.3846 FAX 604.689.3847
www.silver-standard.com

1500-625 HOWE STREET, VANCOUVER, BC V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

*SUMMARY OF SELECTED MANANTIAL ESPEJO DRILLING RESULTS - January 2003

Hole No.	Location (UTM)	Dip/ Azi-muth	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Gold (oz./ton)	Silver (g/tonne)	Silver (oz./ton)
Maria Vein
T-303	4594152N 2462242E	-60°/ 31°	98.5	102.1	3.7	0.4	Trace	74.2	2.2
			137.5	146.0	8.5	5.63	0.16	66.1	1.9
			151.0	156.0	5.0	35.30	1.03	242.1	7.1
T-304	4594196N 2462268E	-60°/ 30°	71.0	82.0	4.0	3.05	0.09	97.1	2.8
incl.				101.3	2.8	18.37	0.54	410.8	12.0
T-305	4594248N 2462299E	-60°/ 31°	52.9	54.4	1.5	0.86	0.03	282.5	8.2
incl.			61.9	64.0	2.1	2.25	0.07	116.2	3.4
T-306	4594257N 2461730E	-60°/ 31°	29.9	47.3	17.4	2.11	0.06	129.8	3.8
incl.			38.3	47.3	9.0	3.81	0.11	186.4	5.4
T-307	4594512N 2461730E	-60°/ 30°	71.0	72.4	1.4	0.09	Trace	77.0	2.2
T-308	4594557N 2461755E	-60°/ 30°	36.0	40.6	4.6	0.05	Trace	298.1	8.7
T-309	4594372N 2461851E	-60°/ 32°	116.7	131.3	14.6	8.60	0.25	115.5	3.4
			136.0	141.6	5.6	5.60	0.16	965.8	28.2
T-310	4594495N 2461875E	-60°/ 32°	104.5	108.4	5.0	2.90	0.08	331.2	9.7
T-311	4594487N 2461413E	-60°/ 10.5°	99.2	102.5	3.3	0.05	Trace	113.9	3.3
T-312	4594526N 2461635E	-60°/ 0°	60.4	71.0	10.6	0.05	Trace	161.9	4.7
T-316	4594355N 2461898E	-60°/ 31°	106.55	122.9	16.35	0.11	Trace	88.5	2.6
			138.6	140.45	1.85	17.01	0.50	53.1	1.5
T-317	4594383N 2461914E	-60°/ 31°	119.8	126.6	6.8	1.81	0.05	220.5	6.4
incl.			123.7	125.5	1.8	4.87	0.14	598.4	17.5
T-318	4594201N 2462097E	-60°/ 30°	133.75	137.0	3.25	1.13	0.03	119.7	3.5
			145.7	146.9	1.2	8.67	0.25	291.7	8.5
			165.0	173.43	8.43	1.05	0.03	164.8	4.8
incl.			166.7	172.7	6.0	1.09	0.03	205.3	5.6
T-319	4594226N 2462112E	-60°/ 32.5°	103.85	107.0	3.15	8.91	0.26	81.5	2.4
			124.9	129.75	4.9	0.12	Trace	110.0	3.2
			139.8	156.0	16.2	17.41	0.51	409.4	11.9
incl.			144.55	149.35	4.8	47.9	1.39	1,075.6	31.4
Melissa Vein
T-313	4594231N 2463274E	-60°/ 180.5°	171.4	185.0	13.6	0.48	Trace	191.2	5.6
incl.			171.4	176.3	4.9	0.84	0.02	380.7	11.1
T-314	4594218N 2463222E	-60°/ 180°	151.0	156.1	5.1	0.98	0.03	207.9	6.1
and			170.4	172.2	1.8	2.75	0.08	407.5	11.9
T-315	4594208N 2463174E	-60°/ 180°	40.4	41.0	0.6	1.41	0.04	174.5	5.1
Marta Vein
T-298	4594242N 2463060E	-60°/ 16°	42.8	43.1	0.25	2.14	0.06	97.0	2.8
T-299	4594466N 2462412E	-60°/ 345°	31.4	40.5	9.1	0.07	Trace	41.7	1.2
T-300	4594438N 2462420E	-60°/ 345°	67.9	68.3	0.4	4.51	0.13	719.1	21.0
Ayelen Vein
T-301	4593176N 2463594N	-60°/ 0.5°	15.3	15.7	0.4	1.68	0.05	193.1	5.6
T-302	4593125N 2463597E	-60°/ 0°	No significant values

*	All assays are fire assays and were performed by ALS Chemex Labs, with industry standard QA/QC procedures.

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Silver Standard’s future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Silver Standard’s mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American/Silver Standard are active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F and Silver Standard’s Form 20-F.